SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 8-A/A
Amendment No. 1

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Banta Corporation
(Exact name of registrant as specified in its charter)

Wisconsin	39-0148550
(State of incorporation	(IRS Employer
or organization)	Identification No.)
225 Main Street, Menasha, Wisconsin	54952
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Share Purchase Rights	New York Stock Exchange

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [X]

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [   ]

Securities Act registration statement file number to which this form relates: Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

None.

        This Form 8-A/A (Amendment No. 1) is filed by Banta Corporation (the “Company”) to amend and restate in its entirety Item 1 of the Form 8-A filed by the Company on November 5, 2001, and to file the exhibit listed under Item 2 to reflect the adoption of a second amendment to the Company’s Rights Agreement, dated November 5, 2001, as amended, between the Company and American Stock Transfer & Trust Company (as successor Rights Agent to Firstar Bank, N.A.).

Item 1.      Description of Securities to be Registered.

        On November 5, 2001, the Board of Directors of Banta Corporation (the “Company”) declared a dividend of one common share purchase right (a “Right”) on each outstanding share of common stock, $0.10 par value, of the Company (the “Common Shares”). The dividend was payable on November 15, 2001 to the shareholders of record on that date. Each Right entitles the registered holder to purchase from the Company one-half of one Common Share, at a price of $140 per Common Share (equivalent to $70 for each one-half of a Common Share), subject to adjustment (the “Purchase Price”). The original terms of the Rights were set forth in a Rights Agreement, dated November 5, 2001, between the Company and Firstar Bank, N. A., as Rights Agent. On September 30, 2002, the Company amended the Rights Agreement to appoint American Stock Transfer & Trust Company as Rights Agent as the successor to Firstar Bank, N.A. In connection with the negotiation of an Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 31, 2006, between the Company and R.R. Donnelley & Sons Company and an acquisition subsidiary thereof, the Company and American Stock Transfer & Trust Company entered into a second amendment to the Rights Agreement, dated as of October 31, 2006, immediately prior to the execution of the Merger Agreement. The above-referenced Rights Agreement, as so amended, is referred to herein as the “Rights Agreement.”

        Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (other than the Company, a subsidiary of the Company or an employee benefit plan of the Company or a subsidiary) (an “Acquiring Person”) has acquired beneficial ownership of 15% or more of the outstanding Common Shares (the “Shares Acquisition Date”) or (ii) 10 business days (or such later date as may be determined by action of the Company’s Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group (other than the Company, a subsidiary of the Company or an employee benefit plan of the Company or a subsidiary) of 15% or more of such outstanding Common Shares (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding, by such Common Share certificate. Notwithstanding the foregoing, the Rights Agreement provides that (i) neither R.R. Donnelley & Sons Company nor any of its subsidiaries (collectively, “R.R. Donnelley”) shall be, or shall be deemed to be, an Acquiring Person by virtue of or as a result of (A) the execution of the Merger Agreement or any agreements, arrangements or understandings entered into by R.R. Donnelley contemplated by the Merger Agreement, if such agreements, arrangements or understandings are in accordance with the terms and conditions of the Merger Agreement; (B) the announcement of the Merger Agreement; (C) the consummation of the merger contemplated by the Merger Agreement; or (D) the consummation of the other transactions contemplated by the Merger Agreement upon the terms and conditions of the Merger Agreement. Each event described in subclauses (A), (B), (C) and (D) is referred to herein as an “Exempted Transaction.” In addition, R.R. Donnelley shall not be deemed to be a beneficial owner of, or to beneficially own, any securities solely by virtue of or as a result of any Exempted Transaction.

        The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued, upon transfer or new issuance of Common Shares, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares, even without such notation, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights. The Rights Agreement specifically provides that a Distribution Date shall not be deemed to have occurred by virtue of or as a result of any Exempted Transaction and a Shares Acquisition Date shall not be deemed to have occurred by virtue of or as a result of the announcement of any Exempted Transaction.

        The Rights are not exercisable until the Distribution Date. The Rights will expire on November 15, 2011 (the “Final Expiration Date”), unless the Rights are earlier redeemed or exchanged by the Company, or the Rights Agreement is amended, in each case as described below. Notwithstanding the foregoing, the Rights Agreement will terminate immediately prior to the effective time of the merger contemplated by the Merger Agreement, but only if such effective time occurs.

        The Purchase Price payable, and the number of Common Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Shares; (ii) upon the grant to holders of the Common Shares of certain rights or warrants to subscribe for or purchase Common Shares at a price, or securities convertible into Common Shares with a conversion price, less than the then current market price of the Common Shares; or (iii) upon the distribution to holders of the Common Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends or dividends payable in Common Shares) or of subscription rights or warrants (other than those referred to above).

        In the event that any person becomes an Acquiring Person (a “Flip In Event”), holders of Rights will thereafter generally have the right to receive upon exercise that number of Common Shares (or, in certain circumstances cash, property or other securities of the Company or a reduction in the Purchase Price) having a market value of two times the then current Purchase Price. Notwithstanding any of the foregoing, following the occurrence of a Flip In Event all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, or subsequently become beneficially owned by an Acquiring Person, related persons and transferees will be null and void.

        In the event that, at any time following the Shares Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction or (ii) 50% or more of its consolidated assets or earning power are sold (the events described in clauses (i) and (ii) are herein referred to as “Flip-Over Events”), proper provision will be made so that holders of Rights will (subject to the limitations set forth in the Rights Agreement) thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the then current Purchase Price.

        With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Common Shares will be issued. In lieu of fractional Common Shares equal to one-half of a Common Share or less, an adjustment in cash will be made based on the market price of the Common Shares on the last trading day prior to the date of exercise. No Rights may be exercised that would entitle the holder thereof to any fractional Common Share greater than one-half of a Common Share unless concurrently therewith such holder purchases an additional fraction of a Common Share, which when added to the number of Common Shares to be received upon such exercise, equals an integral number of Common Shares.

        The Purchase Price is payable by certified check, cashier’s check, bank draft or money order or, if so provided by the Company, the Purchase Price following the occurrence of a Flip-In Event and until the first occurrence of a Flip-Over Event may be paid in Common Shares having an equivalent value.

        At any time after a person becomes an Acquiring Person and prior to the acquisition by any Acquiring Person of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by any Acquiring Person which have become void), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment).

        At any time prior to a person becoming an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

        The terms of the Rights may generally be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower the threshold for exercisability of the Rights from 15% to not less than 10%, with appropriate exceptions for any person then beneficially owning a percentage of the number of Common Shares then outstanding equal to or in excess of the new threshold, except that from and after the Distribution Date no such amendment may adversely affect the interests of the holders of the Rights.

        Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

        As of October 27, 2006, there were 24,340,155 Common Shares issued and outstanding. Each outstanding Common Share has attached thereto one Right. As long as the Rights are attached to the Common Shares, the Company will issue one Right for each Common Share which becomes outstanding until the Distribution Date so that all such shares will have attached Rights.

        The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on redemption of the Rights or on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company (such as the transactions contemplated by the Merger Agreement). The Rights are designed to provide additional protection against abusive takeover tactics such as offers for all shares at less than full value or at an inappropriate time (in terms of maximizing long-term shareholder value), partial tender offers and selective open-market purchases. The Rights are intended to assure that the Company’s Board of Directors has the ability to protect shareholders and the Company if efforts are made to gain control of the Company in a manner that is not in the best interests of the Company and its shareholders.

        The Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights is included hereto. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

Item 2.      Exhibits.

(4.1)	Rights Agreement, dated as of November 5, 2001, between Banta Corporation and Firstar Bank, N.A. [Incorporated by reference to Exhibit 4.1 of the Registration Statement on Form 8-A filed by Banta Corporation on November 5, 2001]

(4.2)	Amendment to Rights Agreement, dated September 30, 2002, among Banta Corporation, U.S. Bank National Association (f/k/a Firstar Bank, N.A.) and American Stock Transfer & Trust Company. [Incorporated by reference to Exhibit 4.1 of the Quarterly Report on Form 10-Q filed by Banta Corporation on November 12, 2002]

(4.3)	Second Amendment to Rights Agreement, dated October 31, 2006, between Banta Corporation and American Stock Transfer & Trust Company.

All exhibits required by the Instruction to Item 2 will be supplied to the New York Stock Exchange.

SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

BANTA CORPORATION
Date: November 2, 2006	By: /s/ Ronald D. Kneezel
Ronald D. Kneezel
Vice President, General Counsel and Secretary

BANTA CORPORATION
FORM 8-A/A
EXHIBIT INDEX

Exhibit	Description
Number
(4.1)	Rights Agreement, dated as of November 5, 2001, between Banta Corporation and Firstar Bank, N.A. [Incorporated by reference to Exhibit 4.1 of the Registration Statement on Form 8-A filed by Banta Corporation on November 5, 2001]

(4.2)	Amendment to Rights Agreement, dated September 30, 2002, among Banta Corporation, U.S. Bank National Association (f/k/a Firstar Bank, N.A.) and American Stock Transfer & Trust Company. [Incorporated by reference to Exhibit 4.1 of the Quarterly Report on Form 10-Q filed by Banta Corporation on November 12, 2002]

(4.3)	Second Amendment to Rights Agreement, dated October 31, 2006, between Banta Corporation and American Stock Transfer & Trust Company.